

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2024

Paul Mobley
Chief Financial Officer
Noble Roman's Inc.
6612 E. 75th Street
Suite 450
Indianapolis, IN 46250

      Re: Noble Roman's Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2022
            File No. 000-11104

Dear Paul Mobley:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services